Exhibit 10.11

December 15, 2014

Via Email Only (proche@htgmolecular.com)

Patrick C. Roche

Re:	Employment Terms

Dear Pat:

On behalf of HTG Molecular Diagnostics, Inc. (the “Company”), I am pleased to offer you continued employment at the Company on the terms set forth in this letter agreement (this “Agreement”). Subject to your acceptance by signing below, this Agreement will become effective upon the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Company’s common stock, pursuant to which such common stock is priced for the initial public offering (the “Effective Date”). As of the Effective Date, this Agreement replaces and supersedes in its entirety the letter agreement between you and the Company dated March 4, 2014(the “Prior Agreement”), as provided in Section 12 below.

1.	Employment Position and Duties

You will continue to be employed as the Company’s Vice President and Senior Vice President of Research and Product Development and you will report to the President and Chief Executive Officer of the Company. You shall perform the duties of such position as are customary, as specified in the Bylaws of the Company, and as may be required by the President and Chief Executive Officer of the Company or the Board of Directors of the Company (or any authorized committee thereof) (the “Board”).

During your employment with the Company, you will devote your full-time best efforts and business time and attention to the business of the Company. Your employment relationship with the Company shall also be governed by the general employment policies and practices of the Company (except that if the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement will control), and you will be required to abide by the general employment policies and practices of the Company. The Company reserves the right to change your position, duties, reporting relationship, work location, and the Company’s general employment policies and procedures, from time to time in its discretion.

2.	Base Salary and Employee Benefits

Your base salary will be paid at the annual rate of $240,000, less payroll deductions and withholdings. You will be paid your base salary on a semi-monthly basis, on the Company’s normal payroll schedule. As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and positions. You will not be eligible for overtime premiums.

As a regular, full-time employee, you will be eligible to participate in the Company’s standard employee benefits, pursuant to the terms and conditions of the benefit plans and the applicable Company policies. The Company may change its compensation and benefits from time to time in its discretion. In addition to the Company’s annual holiday schedule, you will accrue at a rate of 20 days per year of paid time off vacation leave and 10 days per year of paid time off sick leave, subject to a maximum accrual in accordance with the Company’s policy regarding such accrual as may be in effect from time to time.

3.	Annual Performance Bonus

As Vice President and Senior Vice President of Research and Product Development, you will be eligible to earn an annual performance bonus (including for the full year in which this Agreement becomes effective) pursuant to the Company’s annual incentive bonus plan, with the target amount of such bonus equal to 40% of your annual base salary. The bonus, if any, will be based upon the Board’s assessment of your performance and the Company’s attainment of targeted goals as set by the Board in its sole discretion. Bonus payments, if any, will be subject to applicable payroll deductions and withholdings. Following the close of each calendar year, the Board will determine whether you have earned a performance bonus, and the amount of any performance bonus, based on the set criteria. No amount of the annual bonus is guaranteed, and you must be an employee in good standing through the end of the applicable bonus determination period to earn and be eligible to receive a bonus; no partial or prorated bonuses will be provided (except as provided in Section 6 below). In all events, any earned bonus will be paid not later than March 15 of the year following the year in which your right to such amount became vested. Your base salary and bonus eligibility will be reviewed on an annual or more frequent basis by the Board, and are subject to change in the discretion of the Board. For the avoidance of doubt, all references in this agreement to the Board shall include any authorized committee of the Board.

4.	Stock Options

You will be eligible to participate in and receive stock option or equity award grants under the Company’s equity incentive plans from time to time in the discretion of the Board, and in accordance with the terms and conditions of such plans. Any stock options or other equity awards that you have been granted by the Company prior to the Effective Date will continue to be governed in all respects by the terms of the applicable grant notices, award agreements and plan documents.

6.	At-Will Employment Relationship

Your employment relationship is at will. You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without Cause (as defined below), and with or without advance notice. Your employment at-will status can only be modified in a written agreement approved by the Board and signed by you and a duly authorized member of the Board.

7.	Severance Benefits.

In the event your employment with the Company is terminated for any reason, you will be entitled to all of your earned compensation and benefits or otherwise as required by law through the date of termination (the “Accrued Amounts”). For the avoidance of doubt, you shall not be entitled to any additional compensation or benefits in the event your employment is terminated for Cause, due to your resignation without Good Reason, upon your death or upon your disability. If your employment terminates due to an Involuntary Termination (as defined below), you will be eligible to receive the additional compensation and benefits described in Section 6(a) and 6(b).

(a)            Involuntary Termination other than in Connection with a Change in Control. If at any time (i) the Company terminates your employment without Cause (as defined below and other than as a result of your death or disability), or (ii) you resign for Good Reason (as defined below), and provided in any case such termination constitutes a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h)) (a “Separation from Service”) (such termination described in (i) or (ii), an “Involuntary Termination”), you shall be entitled to receive the following severance benefits, subject in all events to your compliance with Section 6(c) below:

(i)            You shall receive severance pay in the form of continuation of your base salary in effect (ignoring any decrease that forms the basis for your resignation for Good Reason, if applicable) on the effective date of your Involuntary Termination for the first nine (9) months (the “Severance Period”) after the date of such termination; and

(ii)            If you are eligible for and timely elect to continue your health insurance coverage under the Company’s group health plans under the Consolidated Omnibus Budget Reconciliation Act of 1985 or the state equivalent (“COBRA”) following your termination date, the Company will pay the COBRA group health insurance premiums for you and your eligible dependents until the earliest of (A) the close of the Severance Period, (B) the expiration of your eligibility for the continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 health care reimbursement plan under the U.S. Internal Revenue Code. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the Severance Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA premiums would otherwise have been paid and shall be equal to the amount that the Company would have otherwise paid for COBRA premiums, and shall be paid until the earlier of (i) expiration of the Severance Period or (ii) the date you voluntarily enroll in a health insurance plan offered by another employer or entity.

(b)            Involuntary Termination in Connection with a Change in Control. In the event that your Involuntary Termination occurs within the three (3) months prior to, or twelve (12) months following the consummation of a Change in Control and subject in all events to your compliance with Section 6(c) below, then you shall be entitled to the benefits provided above in Section 6(a).

(c)            Conditions and Timing for Severance Benefits. The severance benefits set forth in Sections 6(a) and 6(b) above are expressly conditioned upon: (i) your continuing to comply with your obligations under your Employee Confidential Information and Invention Assignment Agreement, as may be amended by you and the Company from time to time (“Confidential Information Agreement”); and (ii) you signing and not revoking a general release of legal claims in the form attached hereto as EXHIBIT A or a substantially similar form provided that, for the avoidance of doubt, such form will include a commitment from you to comply with your continuing obligations under your Confidential Information Agreement, but will not include a release of any rights or claims for indemnification you may have pursuant to any written indemnification agreement with the Company to which you are a party, the Company’s bylaws, or applicable law (the “Release”) within the applicable deadline set forth therein and permitting the Release to become effective in accordance with its terms, which must occur no later than the Release Deadline (as defined in Section 7 below). The salary continuation payments described in Section 6(a) and 6(b) will be paid in substantially equal installments on the Company’s regular payroll schedule and subject to standard deductions and withholdings over the Severance Period following termination; provided, however, that no payments will be made prior to the effectiveness of the Release. On the effective date of the Release, the Company will pay you the salary continuation payments that you would have received on or prior to such date in a lump sum under the original schedule but for the delay while waiting for the effectiveness of the release, with the balance of the cash severance being paid as originally scheduled. Bonus payments described in Section 6(b) will be paid in a lump sum cash payment, subject to standard deductions and withholdings on the effective date of the Release.

(d)            Definitions. For purposes of this Agreement:

(i)            “Cause” means the occurrence of any of the following events, conditions or actions: (1) your conviction of any felony or your conviction of any crime involving fraud or dishonesty;

(2) your participation (whether by affirmative act or omission) in any material fraud, material act of dishonesty or other material act of misconduct against the Company; (3) your willful and habitual neglect of your duties, provided you have been given written notice of such neglect and, if curable, a reasonable opportunity to cure, not to exceed thirty (30) days; (4) your material violation of any fiduciary duty or duty of loyalty owed to the Company; (5) your breach of any material term of any material contract between you and the Company which has a material adverse effect on the Company; (6) your knowing violation of any material Company policy which has a material adverse effect on the Company; or (7) your knowing violation of state or federal law in connection with the performance of your job which has a material adverse effect on the Company.

(ii)            “Change in Control” shall have the meaning set forth in the Company’s 2014 Equity Incentive Plan.

(iii)           “Good Reason” means your resignation from employment with the Company (or successor to the Company, if applicable) due to any of the following actions taken by the Company (or successor to the Company, if applicable) without your prior written consent thereto: (1) a material reduction in your base salary, which the parties agree is a reduction of at least 10% of your base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (2) a material reduction in your authority, duties or responsibilities; (3) a material reduction in the authority, duties, or responsibilities of the supervisor to whom you are required to report, including a requirement that you report to a corporate officer or employee instead of reporting directly to the Board; (4) a relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); provided that if your principal place of employment is your personal residence, this clause (4) shall not apply. Notwithstanding the foregoing, in order to resign for Good Reason, you must (i) provide written notice to the Company within thirty (30) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (ii) allow the Company at least sixty (60) days from receipt of such written notice to cure such event, and (iii) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than thirty (30) days after the expiration of the cure period.

7.	Tax Provisions.

(a)            Section 409A. Notwithstanding anything in this Agreement to the contrary, the following provisions apply to the extent severance benefits provided herein are subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”). Severance benefits shall not commence until you have a Separation from Service. Each installment of severance benefits is a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and you are, upon Separation from Service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six (6) months and one day after your Separation from Service, or (ii) your death.

You shall receive severance benefits only if you execute and return to the Company the Release within the applicable time period set forth therein and permit such Release to become effective in accordance with its terms, which date may not be later than sixty (60) days following the date of your Separation from Service (such latest permitted date, the “Release Deadline”). If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which your Separation from Service occurs, the Release will not be deemed effective any earlier than the Release Deadline. None of the severance benefits will be paid or otherwise delivered prior to the effective date of the Release. Except to the minimum extent that payments must be delayed because you are a “specified employee” or until the effectiveness of the Release, all amounts will be paid as soon as practicable in accordance with the schedule provided herein and in accordance with the Company’s normal payroll practices.

The severance benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.

(b)            Section 280G. If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to this Agreement or otherwise (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change of control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section 7(b) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section 7(b) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced

Amount was determined pursuant to clause (y) in the first paragraph of this Section 7(b), you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

8.	Compliance With Confidential Information Agreement and Company Policies

As a condition of employment, you will be required to continue to comply with your Employee Confidential Information and Invention Assignment Agreement, which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations. In addition, you will be expected to abide by the Company’s rules and policies, as may be changed from time to time within the Company’s sole discretion.

9.	[Reserved]

10.	Outside Activities

Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and with the prior written consent of the Board, you may serve as a director of other corporations and may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph. The Board may rescind its consent to your service as a director of all other corporations or participation in other business or public activities, if the Board, in its sole discretion, determines that such activities compromise or threaten to compromise the Company’s business interests or conflict with your duties to the Company.

During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venture, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever that competes with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

11.	Dispute Resolution

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment from the Company, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted before a single arbitrator by JAMS, Inc (“JAMS”) or its successor, under JAMS’ then applicable rules and procedures for employment disputes (which can be found at http://www.jamsadr.com/rules-clauses/, and which will be provided to you on request). The arbitration shall take place in the county (or comparable governmental unit) in which you were last employed by the Company, as determined by the arbitrator; provided that if the arbitrator determines there will be an undue hardship to you to have the arbitration in such location, the arbitrator will choose an alternative appropriate location. You and the Company each acknowledge that by agreeing to this arbitration procedure, you waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator, and not a court, shall also be authorized to determine whether the provisions of this section apply to a dispute, controversy, or claim sought to be resolved in accordance with these arbitration procedures. The Company shall pay all arbitration fees and costs in excess of the administrative fees that you would be required to incur if the dispute were filed or decided in a court of law. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

12.	Miscellaneous

This Agreement, together with your Employee Confidential Information and Invention Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes the Prior Agreement and any other agreements or promises made to you by anyone, whether oral or written, except for any outstanding stock option or other equity award agreement previously entered into between you and the Company. Changes in your employment terms, other than those changes expressly reserved to the Company’s or Board’s discretion in this Agreement, require a written modification approved by the Board and signed by a duly authorized member of the Board or the President and Chief Executive Officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this Agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This Agreement shall be construed and enforced in accordance with the laws of the State of Arizona without regard to conflicts of law principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This Agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures.

Please sign and date this Agreement and return it to me as soon as practicable if you wish to accept continued employment at the Company under the terms described above. I would be happy to discuss any questions that you may have about these terms.

The Board looks forward to your favorable reply and to a continued productive and enjoyable work relationship.

Sincerely,

/s/ Timothy B. Johnson
Timothy B. Johnson
President and Chief Executive Officer

Understood and Accepted:

/s/ Patrick C. Roche	12/15/2014
Patrick C. Roche	Date

EXHIBIT A

RELEASE AGREEMENT

(To be signed on or after the Separation Date)

1.            Consideration. I understand that my position with HTG Molecular Diagnostics, Inc. (the “Company”) terminated effective                     , 201     (the “Separation Date”). The Company has agreed that if I timely sign, date and return this Release Agreement (“Release”), and I do not revoke it, the Company will provide me with certain severance benefits pursuant to the terms and conditions of that certain Letter Agreement between myself and the Company dated                     , 2014 (the “Employment Agreement”), and any agreements incorporated therein by reference. I understand that I am not entitled to such severance benefits unless I timely sign this Release and allow it to become effective.

2.            General Release. In exchange for the consideration to be provided to me under the Employment Agreement that I am not otherwise entitled to receive, I hereby generally and completely release, acquit and forever discharge the Company and its parent, subsidiary, and affiliated entities, and investors, along with its and their predecessors and successors and their respective directors, officers, employees, shareholders, stockholders, partners, agents, attorneys, insurers, affiliates and assigns (collectively, the “Released Parties”), of and from any and all claims, liabilities and obligations, both known and unknown, that arise from or are in any way related to events, acts, conduct, or omissions occurring at any time prior to and including the date that I sign this Release (collectively, the “Released Claims”). The Released Claims include, but are not limited to: (a) all claims arising out of or in any way related to my employment with the Company, or the termination of that employment; (b) all claims related to my compensation or benefits from the Company, including salary, bonuses, commissions, other incentive compensation, vacation pay and the redemption thereof, expense reimbursements, fringe benefits, stock, stock options, or any other ownership or equity interests in the Company; (c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (d) all tort claims, including but not limited to claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (e) all federal, state, and local statutory claims, including but not limited to claims for discrimination, harassment, retaliation, attorneys’ fees, penalties, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990 (as amended), the federal Age Discrimination in Employment Act of 1967 (as amended) (the “ADEA”), the federal Family and Medical Leave Act (“FMLA”), Arizona wage and hour laws (A.R.S. §23-101 et seq.), the Arizona Civil Rights Act, and the Arizona Constructive Discharge Statute (A.R.S. §23-1502).

3.            Excluded Claims. Notwithstanding the foregoing, the following are not included in the Released Claims (the “Excluded Claims”): (a) any rights or claims for indemnification I may have pursuant to any written indemnification agreement with the Company to which I am a party, the charter, bylaws, or operating agreements of the Company, or under applicable law; (b) any rights that are not waivable as a matter of law; or (c) any claims arising from the breach of the Employment Agreement. I acknowledge that nothing in this Agreement prevents me from filing, cooperating with, or participating in any investigation or proceeding before the Equal Employment Opportunity Commission, the Department of Labor, the Arizona Civil Rights Division or the Arizona Labor Department, except that I hereby waive my right to any monetary benefits in connection with any such claim, charge, investigation or proceeding. I hereby represent and warrant that, other than the Excluded Claims, I am not aware of any claims I have or might have against any of the Released Parties that are not included in the Released Claims.

4.            ADEA Waiver. I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA (“ADEA Waiver”). I also acknowledge that the consideration given for the ADEA Waiver is in addition to anything of value to which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) my ADEA Waiver does not apply to any rights or claims that arise after the date I sign this Release; (b) I should consult with an attorney prior to signing this Release; (c) I have twenty-one (21) days to consider this Release (although I may choose to voluntarily sign it sooner); (d) I have seven (7) days following the date I sign this Release to revoke the ADEA Waiver; and (e) the ADEA Waiver will not be effective until the date upon which the revocation period has expired unexercised, which will be the eighth day after I sign this Release.

5.            Release of Unknown Claims. In granting the release herein, which includes claims that may be unknown to you at present, you acknowledge that you expressly waive and relinquish any and all rights and benefits under any applicable law or statute providing, in substance, that a general release does not extend to claims which a party does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her would have materially affected the terms of such release.

6.            Other Agreements and Representations. I further agree: (a) not to voluntarily (except in response to legal compulsion) assist any third party in bringing or pursuing any proposed or pending litigation, arbitration, administrative claim or other formal proceeding against the Company, its parent or subsidiary entities, investors, affiliates, officers, directors, employees or agents; (b) to cooperate fully with the Company, by voluntarily (without legal compulsion) providing accurate and complete information, in connection with the Company’s actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters, arising from events, acts, or failures to act that occurred during the period of my employment by the Company; and (c) I hereby acknowledge and reaffirm my continuing obligations under the terms of my Confidential Information Agreement (as defined in the Employment Agreement). In addition, I hereby represent that I have received all the leave and leave benefits and protections for which I am eligible, pursuant to FMLA or any applicable law or Company policy, and I have not suffered any on-the-job injury for which I have not already filed a workers’ compensation claim.

This Release, together with the Confidential Information Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between the Company and me with regard to the subject matter hereof. I am not relying on any promise or representation by the Company that is not expressly stated herein. This Release may only be modified by a writing signed by both me and a duly authorized officer of the Company.

UNDERSTOOD AND AGREED:

Signed:
Print Name:	Patrick C. Roche
Date: